Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

October 26, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- **Notice of Adjustment of Forecast of Full-Year Results**

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

11/7

To Our Shareholders

October 19, 2025

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
(Code No. 5208 Tokyo Stock Exchange, 1st Section)
Contact: Title of Person in Charge:
Director & Managing Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Adjustment of Forecast of Full-Year Results

On the basis of the trend of recent performance, the forecast of business results in the interim and full-year of the fiscal period ending March 31, 2006 (from April 1, 2005 to March 31, 2006), announced on July 22, 2005, was revised as follows. It is hereby announced.

1. Forecast of Consolidated Results for the Current Period

Interim Period (from April 1, 2005 to September 30, 2005)

(Unit: millions of yen)

	Sales	Ordinary profit	Current net profit
Previous forecast (A)	22,900	3,250	1,900
Current forecast (B)	22,146	2,954	1,897
Increased or decreased amount (B–A)	Δ754	Δ296	Δ3
Increased or decreased percentage (%)	Δ3.3%	Δ9.1%	Δ0.2%
Reference: Results of the previous interim period	31,948	6,546	4,106

Full-year (from April 1, 2005 to March 31, 2006)

(Unit: millions of yen)

	Sales	Ordinary profit	Current net profit
Previous forecast (A)	51,000	7,900	5,000
Current forecast (B)	44,600	5,150	3,550
Increased or decreased amount (B–A)	Δ6,400	Δ2,750	Δ1,450
Increased or decreased percentage (%)	Δ12.5%	Δ34.8%	Δ29.0%
Reference: Results of the previous year	57,552	11,132	7,156

2. Forecast of Individual Results for the Current Period

Interim Period (from April 1, 2005 to September 30, 2005)

(Unit: millions of yen)

	Sales	Ordinary profit	Current net profit
Previous forecast (A)	21,200	2,650	1,450
Current forecast (B)	20,475	2,373	1,408
Increased or decreased amount (B–A)	Δ725	Δ277	Δ42
Increased or decreased percentage (%)	Δ3.4%	Δ10.5%	Δ2.9%
Reference: Results of the previous interim period	30,143	5,690	3,437

Full-year (from April 1, 2005 to March 31, 2006)

(Unit: millions of yen)

	Sales	Ordinary profit	Current net profit
Previous forecast (A)	47,800	6,450	3,850
Current forecast (B)	41,400	3,700	2,200
Increased or decreased amount (B–A)	Δ6,400	Δ2,750	Δ1,650
Increased or decreased percentage (%)	Δ13.4%	Δ42.6%	Δ42.9%
Reference: Results of the previous year	54,149	9,658	6,003

3. Reasons for Adjustment

(Consolidated)

In connection with the revision of individual performance forecast, revision of the forecast of consolidated business results is made.

(Individual)

As the sales quantity and sales price of Fresnel lenses and flexible printed circuit board materials, our core products, are expected to be lower than the forecast as of July, forecast of sales, ordinary profit and net profit has been adjusted.